EXHIBIT 99.1

2020 Annual General Meeting

Further to the press release of June 23, 2020 giving notice that the Golar LNG Partners LP 2020 Annual General Meeting will be held on September 24, 2020, a copy of the Notice of Annual Meeting of Limited Partners and associated information including the Company’s Annual Report on Form 20-F can be found on our website at http://www.golarlngpartners.com and in the attachments below.

Golar LNG Partners LP
Hamilton, Bermuda
August 31, 2020

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act